

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Yogev Shvo
Chairman
Thunder Energies Corporation
3017 Greene St.
Hollywood, FL 33020

> **Re: Thunder Energies Corporation**
> **Form 8-K**
> **Filed July 20, 2020**
> **File No. 000-54464**

Dear Mr. Shvo:

We issued comments to you on the above captioned filing on July 28, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We note that the company has filed some Form 10 information in its 8-Ks filed on August 14, 2020, August 28, 2020 and October 13, 2020. However, you have not provided all of the financial information required by Item 9.01 of Form 8-K. Accordingly, please amend your 8-K to provide audited financial statements for the year ended December 31, 2019 and interim financial statements for the six months ended June 30, 2020 for Natural Consulting LLC that comply with Article 8 of Regulation S-X.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Donald Keer